March 20, 2019

R. James Andersen
Chief Financial Officer
Avalon Advanced Materials Inc.
130 Adelaide St. West, Suite 1901
Toronto, Ontario Canada
M5H 3P5

       Re: Avalon Advanced Materials Inc.
           Form 20-F
           Filed November 28, 2018
           File No. 001-35001

Dear Mr. Andersen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining